Notice to ASX/LSE Resolutions requisitioned by shareholders 4 March 2020 In accordance with ASX Listing Rule 3.17A.1, Rio Tinto attaches proposed resolutions received under section 249N of the Australian Corporations Act 2001 for consideration by shareholders at the 2020 Rio Tinto Limited annual general meeting to be held in Brisbane, on 7 May 2020. Rio Tinto will issue an addendum to its notice of meeting that will be published on 10 March 2020, setting out the proposed resolutions, together with an accompanying statement provided by the requisitioning shareholders under section 249P of the Corporations Act 2001, and a statement by its board in response to the resolutions. Rio Tinto also gives notice, in accordance with ASX Listing Rule 3.17A.2, that the shareholder requisitioned resolutions set out in the notice to the ASX dated 7 February 2020 have been withdrawn by those shareholders who requisitioned those resolutions. Page 1 of 3

Resolution 1 Special resolution to amend the Constitution To amend the constitution to insert beneath Clause 57 ‘Annual general meetings’ the following new sub-clause: “The company in general meeting may by ordinary resolution express an opinion or request information about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to a material risk as identified by the company and cannot either advocate action that would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company.” Resolution 2 Ordinary resolution on emissions targets Recognising the company’s commitment to the Task Force on Climate-related Financial Disclosures and the aims of the Climate Action 100+, shareholders request that the company, in subsequent annual reporting, disclose short, medium and long-term targets for its scope 1, 2 and 3 greenhouse gas emissions and performance against those targets. All targets should be independently verified as aligned with the climate goals of the Paris Agreement. Page 2 of 3

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Group Company Secretary
Steve Allen

Rio Tinto plc
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T +44 20 7781 2000
Registered in England
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Tim Paine

Rio Tinto Limited
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Melbourne 3000
Australia
T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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